3400 Cumberland Boulevard SE	Legal Department
Atlanta, Georgia 30339	Dan S. McDevitt
General Counsel and Corporate Secretary
Direct Dial: (770) 852-9310
Fax: (770) 852-9466
Email: dan.mcdevitt@hdsupply.com

August 26, 2019

VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	HD Supply Holdings, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2019
Filed March 13, 2019
File Number 1-35979

Dear Mr. Thompson:

This letter sets forth the responses of HD Supply Holdings, Inc. (“we”, “HD Supply” or the “Company”) to the comments contained in your letter, dated August 13, 2019, relating to the Form 10-K for the Fiscal Year ended February 3, 2019, filed on March 13, 2019 (the “Form 10-K”).  The comments of the staff of the U.S. Securities and Exchange Commission are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following the comments.

1.             Please tell us how you have complied with Rule 3-10 of Regulation S-X with respect to the subsidiary guarantees of the October 2018 Senior Unsecured Notes.

The Company acknowledges the Staff’s comment and respectfully notes that the Company’s October 2018 Senior Unsecured Notes and related subsidiary guarantees are not registered and are not required to be registered at any point in the future by the terms thereof. Accordingly, the Company is not required to provide the financial statements contemplated by Rule 3-10 of Regulation S-X. The Company nevertheless hereby undertakes to clarify its existing disclosure and affirmatively state that the Company’s October 2018 Senior Unsecured Notes are not registered and are not required to be registered at any point in the future.

Mr. William H. Thompson

August 26, 2019

2.             Please tell us your consideration of disclosing the amount of restricted net assets of subsidiaries as of the end of the fiscal year pursuant to Rule 4-08(e)(3)(ii). In this regard, based on your provision of Schedule I starting on page 137, we assume restricted net assets of subsidiaries are material.

As of February 3, 2019, and in light of the financial position of the Company at that time, the Company’s subsidiaries did not have any restricted net assets as defined under Rule 1-02(dd) of Regulation S-X. Accordingly, the disclosures required under Rule 4-08(e)(3)(ii) of Regulation S-X are not applicable to the Company.

Due to the fact that the Company’s consolidated net assets are substantially composed of the net assets of HD Supply, Inc., an indirect wholly-owned subsidiary of the Company, the Company has elected to present parent company financial statements, as it believes these financial statements provide additional information that could be useful to investors.

If you have any questions or require additional information, please do not hesitate to call me at (770) 852-9310.

Sincerely,

/s/ Dan S. McDevitt

Dan S. McDevitt
General Counsel and Corporate Secretary

cc:	Joseph J. DeAngelo, Chairman of the Board, President and Chief Executive Officer
Evan J. Levitt, Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Joel T. May, Jones Day